FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notice relating to:-

> **Press release in relation to the 2006 Results of Metro Pacific Investments Corporation, a 93% subsidiary of the Company.**

Dated this 27th day of March, 2007

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

NEWS
RELEASE

FIRST PACIFIC
FIRST PACIFIC COMPANY LIMITED
(Incorporated in Bermuda with limited liability)

GROUP CORPORATE COMMUNICATIONS

24th Floor, Two Exchange Square, 8 Connaught Place, Hong Kong
Tel: (852) 2842 4388 Email: info@firstpac.com.hk Fax: (852) 2845 9243
http: //www.firstpacco.com

Tuesday, 27 March 2007

MPIC REPORTS 2006 RESULTS
2007 Outlook Profitable; Positive Results at Maynilad, New Investment in Makati Med

The attached press release was released today in Manila by Metro Pacific Investments Corporation (MPIC), in which the First Pacific Group holds an economic interest of approximately 93 per cent.

MPIC is a Manila, Philippines based investment management holding company with core operations in water utility and real estate development. MPIC practices a distinctive philosophy of value-driven, active management of its investments. More information about MPIC can be accessed at www.mpic.com.ph .

* * *

For details, please contact:

David C. Nugent
Vice President
Media & Corporate Communications
Metro Pacific Investments Corporation
Telephone: +632-888-0888/29
Email: dscn@mpic.com.ph

Randy Estrellado, already serves at Maynilad on a concurrent basis as we begin to establish stricter financial controls and processes. We believe that as the culture of MPIC begins to cascade throughout the Maynilad organization, change will accelerate and Maynilad will become a company respected for its credibility and profitability."

Operations / Landco: *Launches Cebu Development*

Recently Landco announced a substantial joint-venture development and marketing agreement with the Villalon family of Cebu City, owners of a series of interconnected yet undeveloped lots on prime locations atop the hills overlooking the Philippines' second largest city. Upon completion, "Monterrazas de Cebu", as the project is known, will emerge as Cebu's ultimate residential and leisure estate, with facilities and infrastructure built according to the exacting standards of similarly landmark Landco projects such as Peninsula de Punta Fuego and Terrazas de Punta Fuego.

New Investments / MPIC: *Board Approves Investment in Makati Med*

At today's regular MPIC Board meeting, the MPIC Board voted unanimously to subscribe to at least Pesos 600 million of Convertible Subordinated Notes, which will has a mandatory conversion into direct ownership of Makati Medical Center ("Makati Med") shares. "Since 2006 MPIC's Chairman has concurrently served as Chairman of Makati Medical Center, and by creating consensus and working with all of the hospital's stakeholders, has brought Makati Med back to profitability," noted Mr. Lim. "This investment will result in MPIC becoming Makati Med's single largest investor, and enable us to implement our vision to return Makati Med as the Philippines' premier healthcare institution."

With construction beginning in the first quarter of 2007, the entire Makati Med complex will be completely rebuilt and retrofitted, with construction expected to be completed by 2009. "We believe our investment in Makati Med is a smart move at a time when the need from both domestic and foreign patients for world-class facilities is growing across Southeast Asia," added Mr. Lim.

Comments From Chairman Manuel V. Pangilinan

"Our mandate for MPIC this year is growth and increased profitability. We have a good core to start from and we'll be actively seeking to acquire additional businesses to enable MPIC to become a major participant in the utility, infrastructure and power sectors of the Philippines. These are amongst the most critical industries a rapidly developing nation needs for its economic health, and we regard these sectors as offering excellent potential for long term value creation," said Manuel V. Pangilinan.

About MPIC

Metro Pacific Investments Corporation is a Manila, Philippines based investment management holding company with core operations in water utility and real estate development. MPIC practices a distinctive philosophy of value-driven, active management of its investments. More information about MPIC can be accessed at www.mpic.com.ph

--- End ---

For details, please contact:

David C. Nugent
Vice President
Media & Corporate Communications
Metro Pacific Investments Corporation
Telephone: +632-888-0888/29
Email: dscn@mpic.com.ph

END